UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number 1-16489

A. FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

(Full title of the Plan)

B. FMC TECHNOLOGIES, INC.

1803 Gears Road, Houston, Texas 77067

(Name and Address of Principal Executive Office

of Issuer of Securities Held by the Plan)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Technologies, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

By	/s/ Jeffrey W. Carr
Jeffrey W. Carr
Vice President, General Counsel and Secretary

Date: June 25, 2004

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

The Employee Welfare Benefits Plan

Committee of FMC Technologies, Inc.:

We have audited the accompanying statements of net assets available for benefits of the FMC Technologies, Inc. Savings and Investment Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

Chicago, Illinois

June 18, 2004

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

(In thousands)

	2003	2002
Assets:
Investments, at fair value	$299,061	$270,141
Participants’ loans	9,987	9,711

Net assets available for benefits	$309,048	$279,852

See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

(In thousands)

	2003	2002
Additions:
Net appreciation (depreciation) in fair value of investments	$23,772	$(1,555)
Interest and dividend income	5,209	5,244

Net investment income	28,981	3,689

Employee contributions	16,624	16,307
Employer contributions	7,647	7,570

Total additions	53,252	27,566
Deductions:
Benefit distributions to participants	23,712	19,791
Administrative expenses	344	388

Total deductions	24,056	20,179

Net additions	29,196	7,387

Net assets available for benefits, beginning of year	279,852	272,465

Net assets available for benefits, end of year	$309,048	$279,852

See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following description of the FMC Technologies, Inc. (the Company) Savings and Investment Plan (the Plan) provides general information. Participants should refer to the Plan text for a more complete description of the Plan’s provisions.

During the year ended December 31, 2002, there were two amendments to the Plan. The first amendment eliminated the FMC Stock Fund as an Investment Fund in the Plan. The second amendment conformed the Plan with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

During the year ended December 31, 2003, there was one amendment to the Plan. The amendment made several changes to the Plan. The first change, effective October 10, 2003, eliminated the provision which restricted participants from moving the Company’s matched contributions from the FMC Technologies Stock Fund. The second change, effective January 1, 2004, provided that the Company match 100% of basic contributions up to 5% of each participant’s compensation (Basic Contribution) regardless of the Participant’s Basic Contribution investment election. The amendment also clarified the determination and refunding of excess contributions under the Plan. Finally, the amendment adopted final rules for determining required minimum distributions for calendar years beginning with the 2003 calendar year.

(a)	General

The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code, which covers substantially all full-time employees and certain eligible part-time employees of the Company (other than employees who generally reside or work outside of the United States). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA). The Plan is administered by the FMC Technologies, Inc. Employee Welfare Benefits Plan Committee, acting on behalf of the plan administrator, the Company.

(b)	Contributions

Participants may elect to have their annual compensation reduced by up to $12,000 ($13,000 beginning in 2004), subject to adjustments to reflect changes in the cost of living, but not by more than 20% of their total compensation. The aggregate amount of such reductions is contributed to the trust on a pretax basis. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions, or in addition to the maximum pretax contributions of $12,000 ($13,000 beginning in 2004). The aggregate of pretax and after-tax contributions cannot exceed 20% of a participant’s total compensation.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

The Company makes matching contributions for all the active participants, except for certain bargaining unit employees, ranging from 40% to 100% (depending upon where participants’ basic contributions were directed for investment) of the portion of those contributions not in excess of 5% of each participant’s compensation, regardless of the $12,000 ($13,000 beginning in 2004) limit on pretax contributions.

Effective January 1, 2004, the Company will match 100% of Basic Contributions regardless of the participant’s Basic Contribution investment election. At December 31, 2003, 5,253 current and former employees participated in the Plan.

(c)	Trust and Record Keeping

The Company and Fidelity Management Trust Company (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. The Trustee is also the Plan’s record keeper.

(d)	Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments with at least 2% directed to each investment option selected. Investment options include the following:

FMC Technologies Stock Fund (FMCTI Stock Fund) – Funds are invested in the common stock of the Company.

FMC Stock Fund – As of June 30, 2003, this Fund was terminated. The Trustee liquidated the Fund and invested the proceeds in the Fidelity Retirement Government Money Market Portfolio.

Fidelity Managed Income Portfolio Class II (MIP II CL 2) Fund – Funds are invested in investment contracts offered by major insurance companies and other approved financial institutions and short-term instruments to provide for liquidity needs. The selection of these contracts and administration of this fund is directed by the fund’s investment manager. The MIP II Blend Fund was merged into the MIP II CL 2 Fund effective June 3, 2002. For the year ended December 31, 2003, the effective annual yield was approximately 4.42%.

Clipper Fund – Funds are invested in common stocks, which are considered undervalued by the fund manager, and in long-term bonds.

Mutual Qualified Fund (Z) – Funds are invested primarily in common and preferred stocks, which are considered undervalued by the fund manager.

Sequoia Fund – Fund investments are concentrated in a relatively small number of mostly U.S.-headquartered companies with long-term growth potential.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Fidelity Puritan Fund – Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

Fidelity Magellan Fund – Funds are primarily invested in common stocks of domestic and foreign companies.

Fidelity Blue Chip Growth Fund – Funds are invested primarily in common stocks of well-known and established companies.

Fidelity Low-Priced Stock Fund – Funds are heavily invested in undervalued stocks or out-of-favor stocks.

Fidelity Diversified International Fund – Funds are invested primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

Fidelity Retirement Government Money Market Portfolio – Funds are invested in short-term obligations of the U.S. Government or its agencies.

Fidelity U.S. Equity Index Pool Fund – Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.

PIMCO Total Return Fund – Funds are invested primarily in U. S. Government, corporate, mortgage and foreign bonds. The PIMCO Total Return Fund – Institutional Class changed to the PIMCO Total Return Fund – Administrative Class effective June 1, 2002.

Morgan Stanley Institutional Fund Trust (MSIFT) Mid Cap Growth Portfolio – Funds are invested primarily in equities of small to mid-sized companies that are growing rapidly and are expected to grow and perform well. The MSIFT Mid Cap Growth Portfolio changed to MSIFT Mid Cap Growth Portfolio – Administrative Class effective June 1, 2002.

Fidelity Capital & Income Fund – Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.

Fidelity Freedom Funds – a series of asset allocation funds: Freedom Income Fund, Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, and Freedom 2040 Fund. These funds primarily invest in other Fidelity mutual funds (stock, bond, and money market) which provide moderate asset allocation with a target retirement date. The Freedom Income Fund, designed for those already in retirement, emphasizes bond and money market mutual funds.

Effective January 1, 2002, Company contributions to the Plan are invested by the Trustee in the FMCTI Stock Fund and credited to the respective accounts of the employees participating in the Plan. While investments may generally be transferred among funds, amounts contributed by the Company to the FMCTI Stock Fund were not eligible for fund transfer.

Effective October 10, 2003, the Company amended the Plan to eliminate the provision which restricted participants from moving the Company’s matching contributions from the FMCTI Stock Fund. The Company contributions to the Plan will continue to be invested by the Trustee in the

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

FMCTI Stock Fund and credited to the respective accounts of the employees participating in the Plan, but participants may now transfer such matching contributions among any of the Plan’s funds.

(e)	Vesting

Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company’s contributions and related earnings is based on years of service. A participant is 100% vested after five years of service.

(f)	Payment of Benefits and Forfeitures

Upon termination of service or attainment of age 59- 1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants whose accounts are valued at an amount greater than $5,000 may, upon termination, elect to defer their lump sum distribution or receive annual installments. If a participant is not fully vested in the Company’s contributions to his or her account on the date of termination of his or her employment, the nonvested portion is forfeited. Such forfeitures are used to pay certain administrative expenses of the Plan and to reduce future Company contributions to the Plan.

(g)	Expenses

Certain administrative expenses of the Plan are paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts. Certain other plan expenses may be paid by the Plan from the forfeitures balance, or by the Company.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(h)	Withdrawals and Loans

The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant’s vested account balance. Loans, which are secured by the participant’s vested account balance, must be repaid over not more than 60 months with interest at a reasonable rate as determined by the plan administrator.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America.

(b)	Investment Transactions and Income Recognition

Security transactions are recorded in the financial statements on a trade-date basis. Dividends are recorded as earned on the record date. Interest is recorded as earned on the accrual basis.

(c)	Valuation of Investments

Quoted or estimated market prices are used to value investments.

(d)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan’s financial position or results of operations.

(e)	Payment of Benefits

Benefit distributions to participants are recorded when paid.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(3)	Related-party Transactions

Fidelity Management Trust Company provides certain accounting and administrative services to the Plan for which approximately $344,000 and $388,000 of expenses were charged for the years ended December 31, 2003 and 2002, respectively.

(4)	Investments

Investments at fair value, which represent 5% or more of the Plan’s assets available for benefits at December 31, 2003 and 2002, are separately identified below:

	December 31,
	2003	2002
	(In thousands)
FMC Technologies Stock Fund	$95,127	$86,430
FMC Stock Fund	—	34,053
MIP II CL 2 Fund	62,588	57,775
Clipper Fund	23,737	17,082
Sequoia Fund	21,759	16,721
Fidelity Blue Chip Growth Fund	15,395	—

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31,
	2003	2002
	(In thousands)
FMC Technologies Stock Fund	$11,969	$16,351
FMC Stock Fund	(9,029)	(4,706)
Clipper Fund	3,020	(1,828)
Mutual Qualified Fund (Z)	1,685	(1,083)
Sequoia Fund	2,990	(465)
Fidelity Puritan Fund	739	(525)
Fidelity Magellan Fund	930	(1,028)
Fidelity Blue Chip Growth Fund	2,835	(3,727)
Fidelity Low-Priced Stock Fund	3,059	(727)
Fidelity Diversified International Fund	1,808	(433)
Fidelity U. S. Equity Index Pool Fund	2,285	(2,378)
MSIFT Mid Cap Growth Portfolio	729	(247)
MSIFT Mid Cap Growth Portfolio – Admin.	—	(502)
PIMCO Total Return Fund – Institutional	—	42
PIMCO Total Return Fund – Admin.	(20)	(4)
Fidelity Capital & Income Fund	168	(16)
Fidelity Freedom Income Fund	8	(3)
Fidelity Freedom 2000 Fund	11	(5)
Fidelity Freedom 2010 Fund	153	(75)
Fidelity Freedom 2020 Fund	263	(115)
Fidelity Freedom 2030 Fund	108	(66)
Fidelity Freedom 2040 Fund	61	(15)

	$23,772	$(1,555)

(5)	Nonparticipant Directed Investments

Nonparticipant directed investments are composed of forfeited nonvested balances that have not been allocated to participant accounts and FMCTI Stock Fund employer contributions that participants have not reallocated. Forfeited nonvested balances were $150,000 at December 31, 2003, of which approximately $113,000 were invested in the Fidelity MIP II CL 2 Fund.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Changes in the nonparticipant directed investments for the years ended December 31, 2003 and 2002 were as follows:

	2003	2002
	(In thousands)
Nonparticipant directed investments at January 1	$51	$54
Nonvested forfeited accounts	248	225
Realized losses	—	(7)
Interest and dividend income	3	1
Adjustments to participant accounts	—	(2)
Forfeitures used for plan expenses	(152)	(220)

Nonparticipant directed investments at December 31	$150	$51

The net assets within the FMCTI Stock Fund relating to nonparticipant directed investments were $45.0 million and $41.2 million as of December 31, 2003 and 2002, respectively. The components of the changes in net assets relating to these investments were contributions for the year ended December 31, 2003 of $7.6 million, net appreciation of $5.8 million, less $6.3 million representing the amount transferred to other investment options, and $3.3 million primarily related to benefits paid to participants.

(6)	Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter issued November 3, 2003, that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and exempt from Federal income taxes under

Section 401(a) of the Code.

The Company receives a Federal income tax deduction for its contributions to the Plan. Participating employees are not currently subject to Federal income tax on their elective contributions, Company contributions, investment income, or other items allocated to their individual accounts. Individual participants are taxed on such items at the time of distribution from the Plan.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(In thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral, and par or maturity value	Cost**		Current value
FMCTI Stock Fund (FMC Technologies, Inc. Common Stock) * Participant directed	FMC Technologies, Inc. Common Stock approximately 2,149,772 shares	$	N/A	$50,090

FMCTI Stock Fund (FMC Technologies, Inc. Common Stock) * Non-participant directed	FMC Technologies, Inc. Common Stock approximately 1,932,936 shares		30,444	45,037

Fidelity MIP II CL 2 Fund * Participant directed	Portfolio includes investment contracts offered by major insurance companies and other approved institutions		N/A	62,475

Fidelity MIP II CL 2 Fund * Non-participant directed	Portfolio includes investment contracts offered by major insurance companies and other approved institutions		113	113

Clipper Fund	Stock Value Fund		N/A	23,737

Mutual Qualified Fund (Z)	Stock Long-term Growth Fund		N/A	8,472

Sequoia Fund	Stock Long-term Growth Fund		N/A	21,759

Fidelity Puritan Fund *	Stock and Bond Fund		N/A	5,571

Fidelity Magellan Fund *	Stock Long-term Growth Fund		N/A	5,436

Fidelity Blue Chip Growth Fund *	Large Companies Stock Fund		N/A	15,395

Fidelity Low-Priced Stock Fund *	Stock Value Fund		N/A	13,496

Fidelity Diversified International Fund *	Growth Mutual Fund of Foreign Companies		N/A	7,250

Fidelity Retirement Government Money Market Portfolio *	Money Market Mutual Fund		N/A	13,243

(Continued)

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Cont.

December 31, 2003

(In thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral, and par or maturity value	Cost**	Current value
Fidelity U.S. Equity Index Pool Fund *	Stock Index Fund	N/A	$10,616

PIMCO Total Return Fund – Administrative Class	Income Mutual Fund	N/A	6,197

MSIFT Mid Cap Growth Portfolio – Administrative Class	Stock Long-term Growth Fund	N/A	3,005

Fidelity Capital & Income Fund *	Equity Income & Growth Fund	N/A	2,024

Fidelity Freedom Funds *: Freedom Income Fund Freedom 2000 Fund Freedom 2010 Fund Freedom 2020 Fund Freedom 2030 Fund Freedom 2040 Fund	Asset allocation series funds, which primarily invest in other Fidelity mutual funds (stock, bond and money market) which provide moderate asset allocation with a target retirement date.	N/A N/A N/A N/A N/A N/A	198 194 1,627 2,026 681 419

Participant loans	Varying rates of interest 5.16% – 8.02%, 1,746 total loans outstanding with varying maturity dates between January 2004 and December 2008.	—	9,987

Total assets held for investment purposes			$309,048

*	Party-in-interest.
**	Cost is not required for participant directed funds.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

NUMBER IN EXHIBIT TABLE	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm (KPMG LLP)